EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2015 Financial Results and Provides Fourth Quarter 2015 Guidance

Company Exceeds Q3 Revenue, Meets Gross Margin and EPS Guidance
Provides Fourth Quarter 2015 Guidance Revenue to Be Flat to 5% Up Sequentially, Gross Margin to Be Flat to Slightly Up, and GAAP EPS per ADS to Be 1.0 to 3.0 Cents

  Net revenue decreased 2.1% sequentially to $165.6 million, exceeding guidance.
  Gross margin for the quarter came in at 21.8%, a sequential decrease of 200 bpts.
  Large-sized panel driver sales represented 30.5% of total revenue in Q3 2015, while small and medium-sized panel driver sales represented 50.9% of total revenue, and non-driver sales represented 18.6% of total revenue.
  Q3 2015 GAAP net loss came in at $2.3 million or 1.4 cents versus GAAP net income of $8.8 million, or 5.1 cents in Q2 2015; Q3 2015 Non-GAAP net income decreased to $1.7 million or 1.0 cent versus $9.3 million or 5.4 cents in Q2 2015.
  Company remains positive on its long term business outlook.

TAINAN, Taiwan, Nov. 12, 2015 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announces financial results for the third quarter ended September 30, 2015.

SUMMARY FINANCIALS

Third Quarter 2015 Results Compared to Third Quarter 2014 Results (USD in millions) (unaudited)

	Q3 2015	Q3 2014	CHANGE
Net Revenue	$165.6 million	$222.3 million	-25.5%
Gross Profit	$36.1 million	$54.4 million	-33.7%
Gross Margin	21.8%	24.5%	-2.7%
GAAP Net Income (Loss) Attributable to Shareholders	$(2.3) million	$11.1 million	-120.9%
Non-GAAP Net Income Attributable to Shareholders	$1.7 million (1)	$19.1 million (2)	-91.2%
GAAP EPS (Per Diluted ADS, USD)	$(0.014)	$0.065	-120.9%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.010 (1)	$0.111 (2)	-91.2%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $3.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

Third Quarter 2015 Results Compared to Second Quarter 2015 Results (USD in millions) (unaudited)

	Q3 2015	Q2 2015	CHANGE
Net Revenue	$165.6 million	$169.2 million	-2.1%
Gross Profit	$36.1 million	$40.3 million	-10.5%
Gross Margin	21.8%	23.8%	-2.0%
GAAP Net Income (Loss) Attributable to Shareholders	$(2.3) million	$8.8 million	-126.4%
Non-GAAP Net Income Attributable to Shareholders	$1.7 million (1)	$9.3 million (2)	-82.0%
GAAP EPS (Per Diluted ADS, USD)	$(0.014)	$0.051	-126.4%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.010 (1)	$0.054 (2)	-82.0%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $3.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

"Our 2015 third quarter revenue exceeded guidance, gross margin, GAAP and non-GAAP earnings per diluted ADS all met at the low end of our guidance for the quarter," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "During our second quarter earnings call, we stayed conservative given economic instability continued to add uncertainty to consumer electronics demands. As a consequence, we anticipated gross margin to be under pressure as panel prices has softened."

Mr. Wu concluded: "Areas of sales that exceeded guidance is aligned to our continued success in gaining market share in China, and rush orders that emerged in later part of the quarter. While still maneuvering carefully in a market with low visibility, we remain optimistic about our active and ongoing design-in activities with leading customers in both driver IC and non-driver products. Moreover, our confidence in our LCOS and WLO product offerings for the AR market never waned with current and prospective design clients which include brand leading US and global companies."

Third Quarter 2015 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q3 2015%		Q3 2014%		% Change
Display drivers for large‐sized panels	$50.5	30.5%	$61.2	27.5%	‐17.5%
Display drivers for small/medium‐sized panels	$84.3	50.9%	$113.3	51.0%	‐25.6%
Non‐driver products	$30.8	18.6%	$47.8	21.5%	‐35.6%
Total	$165.6	100.0%	$222.3	100.0%	‐25.5%

	Q3 2015%		Q2 2015%		% Change
Display drivers for large‐sized panels	$50.5	30.5%	$54.3	32.1%	‐6.9%
Display drivers for small/medium‐sized panels	$84.3	50.9%	$82.8	48.9%	+1.8%
Non‐driver products	$30.8	18.6%	$32.1	19.0%	‐4.2%
Total	$165.6	100.0%	$169.2	100.0%	‐2.1%

Himax's third quarter revenue was $165.6 million, higher than the guided $154.0 to $160.7 million. Overall, driver IC sales came in better than guidance across all applications during the quarter. The gap between guidance and actual shipments mainly came from rush orders toward the quarter end. Revenue from large panel display drivers was $50.5 million, a decrease of 6.9% sequentially, and down 17.5% from the third quarter of 2014. Large panel driver IC accounted for 30.5% of total revenues for the third quarter, compared to 32.1% in the last quarter and 27.5% a year ago. Although the overall large panel revenue decreased year-over-year, Himax's driver IC business for TVs outperformed the market, growing more than 25% during the first three quarters versus the market growth of around 11%. This was due to market share gains in the Chinese panel manufacturer market and increasing 4K TV panel builds in China. The overall weakness in the Company's combined large panel DDIC segment was a result of decreasing demand from monitor and NB sectors.

Revenues for small and medium-sized drivers were $84.3 million, up 1.8% sequentially and down 25.6% from the same period last year. Driver ICs for small and medium-sized applications accounted for 50.9% of total sales for the third quarter, as compared to 48.9% in the previous quarter and 51.0% a year ago. During the quarter, geographically, revenues to Korean end customers grew sequentially while those to Chinese smartphone OEMs declined. On the other hand, the year-over-year decline was a continuous reflection of weak smartphone and tablet markets this year, worsened by key Korean customer strategically increasing the weight of AMOLED panels in their smartphone product portfolio which Himax hasn't been able to service yet.

Revenues from Himax's non-driver businesses were $30.8 million, down 4.2% sequentially and down 35.6% from the same period last year. Non-driver products accounted for 18.6% of total revenues, as compared to 19.0% in the previous quarter and 21.5% a year ago. CMOS image sensor business was the main factor behind the decline. CIS aside, Himax's non-driver products were down only slightly year over year due to a soft consumer electronics market. The Company's CMOS image sensors experienced a series of slow quarters this year even though it remains one of the market share leaders in notebook application. The reason for this is found in the weak demand of low end smartphones, the main target market for Himax's 2MP and 5MP sensors. At the same time, the Company wasn't able to ramp 8MP and 13MP at the planned pace. Overall, during the first three quarters of this year, CMOS image sensors sales declined more than 50%.

GAAP gross margin for the third quarter of 2015 was 21.8%, a 200 basis points decrease from 23.8% in the previous quarter and down 270 basis points from 24.5% in the same period last year. As guided, the Company anticipated this result due to pricing pressure of DDIC products and lower NRE income. During the quarter, panel makers have become very cost sensitive, pressured by weakening demands and decreasing panel prices. The Company's gross margin demonstrated this consequence. Various costs-down measures have already been under way, yet cycle time difference between inventory build-up and actual product shipment hindered the benefit from emerging quick enough. The Company expects the driver IC pricing pressure to overhang for the next few quarters. However, Himax does anticipate increasing new development activities, largely in the areas of LCOS and WLO, which will result in additional NRE incomes to lift the Company's gross margin. More importantly, such development activities will eventually lead to mass production, enhancing the Company's gross margin even further in the long run.

Third quarter GAAP operating expenses were $38.5 million, up 22.6% from the previous quarter and down 7.8% from a year ago. The significant sequential increase was caused by the higher RSU expense in the third quarter which was considered in the Company's guidance. Himax managed to keep its year-to-date GAAP operating expenses flat year over year while it continued to pursue new business opportunities. As an annual practice, Himax rewards employees with annual bonus at the end of September each year which always leads to an increase in the third quarter GAAP operating expenses compared to the other quarters of the year. This year, the annual bonus compensation, including shares and cash payout, totaled $5.0 million, out of which $4.5 million was vested immediately and expensed in the third quarter of 2015. In comparison, the annual bonus compensation was much higher at $15.1 million last year, out of which $9.3 million was vested immediately.

Excluding the RSU charge, Himax's third quarter operating expenses were $34.0 million, up 8.3% from the previous quarter and up 4.6% from the same quarter 2014. Both increases were related to increased salary expenses caused by higher engineering headcount, annual salary raises, and continued project tape-outs. This is in line with the repeated indications the Company made before that despite ongoing expense control in response to macro uncertainty, it is still expanding in its LCOS and WLO businesses. The combined total headcount of the two areas is expected to be up by around 200 during 2015.

GAAP operating loss for the third quarter of 2015 was $2.5 million or -1.5% of sales, compared to operating income of $8.9 million last quarter and $12.6 million the same period last year.

Reported GAAP net loss for the third quarter was $2.3 million, or 1.4 cents per diluted ADS, compared to GAAP net income of $8.8 million, or 5.1 cents per diluted ADS, in the previous quarter and GAAP net income of $11.1 million, or 6.5 cents per diluted ADS, for the same period last year. The sequential profit decline was caused by lowered revenue and gross margin, and higher operating expenses. Likewise, the year over year revenue and gross margin also declined but lower operating expenses helped offset some of the bottom line pressure. The Q3 2015 GAAP net loss also reflects an additional $3.7 million income tax resulting from NTD devaluation against the USD in the quarter, which, for obvious reason, was not counted in the guidance provided in the last earnings call. The Company make timely adjustments, when deemed necessary, to reflect the effect of NTD/USD exchange fluctuation on its taxation.

Excluding share-based compensation and acquisition-related charges, non-GAAP net income for the third quarter of 2015 was $1.7 million, or 1.0 cents per diluted ADS, compared to $9.3 million last quarter and $19.1 million the same period last year.

Balance Sheet and Cash Flow

Himax had $126.0 million of cash, cash equivalents, and marketable securities at the end of September 2015, down from $164.5 million last quarter and down from $147.7 million during the same time last year. The Company made a cash RSU payment of $4.5 million and a dividend of $51.4 million during the quarter. In addition to its cash position, Himax's restricted cash was $180.4million at the end of the quarter. The restricted cash is mainly used to guarantee the Company's short term loan for the same amount. Himax remains a debt-free company.

Inventories as of September 30, 2015 were $177.7 million, down from $189.6 million last quarter and up from $157.1 million for the same period last year. As indicated on the last earnings call, the Company was able to lower inventory levels starting the third quarter and will continuously monitor its progress. Accounts receivable at the end of September 2015 were $168.0 million, as compared to $182.3 million last quarter and $218.8 million for the same period last year. DSO was 89 days at end of September 30, 2015, as compared to 95 days at end of the last quarter and 97 days the same period a year ago. The decrease of DSO was due to more efficient cash collection from credit sales.

Net cash inflow from operating activities for the third quarter of 2015 was $14.1 million, as compared to cash outflow of $13.8 million for the second quarter of 2015 and cash inflow of $22.8 million for the third quarter of 2014. The quarter-over-quarter increase was due to lower purchasing costs and income tax payment in the third quarter. The year-over-year decline was mainly due to a decrease in accounts payable at the end of the quarter, offset by lower accounts receivable in the quarter.

Capital expenditures were $2.6 million during the third quarter of 2015 versus $2.0 million last quarter and $2.1 million for the same period last year. Among other things, Himax continued to expand its clean room facilities for WLO product lines, and purchase LCOS manufacturing equipment during the quarter.

Share Buyback Update

As of September 30, 2015, Himax had 171.9 million ADSs outstanding, little changed from the last quarter. On a fully diluted basis, the total number of ADSs outstanding is 171.9 million.

2015 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Nadiya Chen and Ms. Penny Lin, internal IR Managers, and Mr. John Mattio, Himax's US-Based IR, will maintain corporate access for shareholders and attend future investor conferences in the U.S. If you are interested in speaking with Management and taking meetings with the Company, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The past three quarters have been marked by macro uncertainties and soft demand across consumer electronics in general. Amidst the unfavorable market environment, Himax continues to solidify its leading position through technology advancement and customer engagement. In the meantime, the Company is still working closely with top tier partners in developing products which are exploring new frontiers of technologies. Himax stands out from its peers because of such innovative and forward looking activities. The Company's confidence in growth opportunities are further reaffirmed by the progress of its core business, such as TDDI products for smartphones and tablets, and market share gains for large panel driver ICs. Himax's LCOS and WLO businesses, while still in small volume, entered pilot production with a top tier customer in the third quarter. Equally important for LCOS and WLO, the Company is pleased to see quite a few new project engagements with exciting potentials during the quarter, some of which involve applications other than head mounted display (HMD).

In Himax's large panel driver sector, the Company is pleased to report that, after a slow third quarter, driver ICs for TV will regain momentum in Q4 as a result of increasing shipments to Chinese panel customers, who have been continually ramping capacity during the year and bringing more on line. It is especially worth mentioning that Himax's engineering collaboration and design-in activities with Chinese panel customers remain robust despite the soft sentiment and the Company is encouraged that there will be additional two to four Gen 8.5 and one Gen 10.5 Chinese panel fabs ready for mass production from now till 2018. This new capacity will translate into future growth opportunities for Himax. On top of strong projections for TV, the Company is also seeing sequential growth for driver ICs for NB and monitor thanks to recovering demand. Thus, it expects to see double-digit growth in large panel DDIC in the fourth quarter. The large panel driver IC will remain one of the key growth areas for Himax's business going forward.

The other segment in the Company's driver business are ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Fourth quarter sales for smartphones are likely to decrease from Himax's primary Korean end customer. However, the Company expects the sales for smartphones from its Chinese customers to grow modestly in the fourth quarter 2015 as they launch new models. As highlighted in the previous earnings call, Himax was positive that the resolutions would trend above HD720, especially to FHD, from the third quarter. This has successfully played out and the Company expects the trend to continue in the fourth quarter and beyond. As a testament to this trend, Himax is glad to see key design-wins in the pipeline.

For driver ICs used in tablets, demands have stabilized after declining for quite a few quarters and those for 10" and above have been on the rise in China. This is a favorable trend and the momentum should carry through 2016.

Among driver ICs used in small and medium-sized panels, the best-performing category in 2015 is automotive applications. Himax remains confident that it should see year-over-year growth for this segment since more and more panels are going into automobiles as navigation systems, central displays, and smart rear-view mirrors. Himax has comprehensive coverage of all panel makers in automotive sector across Japan, Korea, China and Taiwan, and have successfully secured many of their key projects pipelined for the next few years.

Despite these positive trends, they are mostly 2016 stories. Looking at the fourth quarter, the market conditions remain lukewarm although Himax is starting to see signs of recovery. The Company's small and medium-sized driver segment looks to decline by high single digit in the quarter sequentially.

For the past few years, Himax's non-driver business segment has been its most exciting growth segment and a differentiator for the Company. New product development continues to evolve and gain traction, and Himax remains positive on the long-term growth prospect of its non-driver businesses.

Himax's touch panel controller product line grew sequentially since several of its on-cell design-wins entered mass production at multiple major end customers. The Company believes on-cell shipments will continue to grow beyond 2015. On top of that, Himax is also excited about its technological advances and product development progress in the latest pure in-cell technology. Himax is one of the pioneers in offering one-chip solutions integrating driver IC and touch panel controller, or TDDI. Driven by leading TFT-LCD makers, the industry is moving towards pure in-cell panels, which remains poised to start production this quarter in small volume. Himax is seeing a growing number of end product customers showing high interest in TDDI as a spec for high end devices. Since itis in partnerships with essentially all of the leading panel manufacturers in pure in-cell touch for joint technological development, Himax feels there is a strong market for the Company going forward with less competition. Himax believes it will contribute more significantly beyond 2H16.

Though a leader in the driver IC space, the Company is still a new comer in the high end CMOS image sensor business. Himax launched 8MP and 13MP in 2014 but missed the market opportunity due to a lack of some of the new product features for high end phones, notably Phase Detection Auto Focus (PDAF) that enables fast auto focus when taking pictures or recording videos. PDAF was first adopted in iPhone6 and has since become a popular feather for new designs of high end smartphones. The Company is catching up fast. Himax believes it will be one of the few players capable of providing PDAF-equipped CMOS image sensors in the very near future. The Company will report in due course.

During the past few months, Himax has received concerns from investors about its LCOS and WLO businesses and how things are evolving given the Company defined the 2H of 2015 as an inflection point, and yet there are no significant volume results to date. The Company would like to reiterate its confidence and commitment to these businesses. On the horizon of new technologies, Himax sees augmented reality (AR) as one of few disruptive technologies on radar screens of its brand customers and consumers. Having invested in the technologies for over 15 years, the Company is uniquely positioned as the provider of choice for microdisplay and related optics to enable AR. LCOS microdisplay and a highly customized optical system are to account for one of the parts with the highest value in the bill-of-material (BOM) of any AR products. In addition to HMD, Himax's LCOS also enables next generation, full color heads-up displays (HUD) for automotives. Separately, the Company's WLO has been adopted to be microdisplay wave-guides for HMD by some customers. It can also be used in completely different applications, such as array cameras and special purpose sensors.

The Company's LCOS and WLO businesses hit an inflection point in September with pilot production shipment made to a major customer. The Company continues to plan its expansion based on indications from its customers. Himax would like to remind investors that its success is tied to its customers'. The Company will only enjoy mass volume when its customers successfully commercialize this new product concept.

While still in nascent stages, HMD, especially those for AR application, look set to become a valuable enterprise and business tool with consumer adoption to follow a few years later. From where the Company stands, Himax is witness to accelerating activity in the AR space along with significant investment activity across leading semiconductor companies and end product players. Looking back on the past 15 years, Himax has invested more than $100 million in LCOS and WLO technologies, close to $15 million this year alone. Himax has been careful in these investments as the Company understands it can't risk sacrificing short term profits too much despite its long term optimism. The Company's commitment and vision have led to a solid and unrivaled top notch customer portfolio.

Overall, Himax expects its non-driver segment to decline by mid single digits sequentially in the fourth quarter.

Fourth Quarter 2015 Guidance

The Company is providing the following financial guidance for the fourth quarter of 2015:

Net Revenue:	To be flat to 5% up from the third quarter of 2015
Gross Margin:	To be flat to slightly up from the third quarter of 2015
GAAP EPS:	1.0 to 3.0 cents per diluted ADS, as compared to -1.4 cents reported in the third quarter of 2015

As of November 9th, 2015, the NTD stood at 32.66 against the USD, significantly depreciated from the 30.86 at the end of June. This would lead to approximately $5.4 million more income tax charge for Himax than otherwise for 2015 full year. As it has already made approximately $3.7 million, or 2.2 cents per diluted ADS, of adjustment in the third quarter, the Company has included another $1.7 million, or 1.0 cents per diluted ADS, of additional income tax charge in the fourth quarter guidance, assuming that the exchange rate at the end year stands at exactly the same level as that of today. Obviously, the final outcome will depend on the actual exchange rate at the end of the year.

HIMAX TECHNOLOGIES THIRD QUARTER 2015 EARNINGS CONFERENCE CALL

DATE:	Thursday, November 12, 2015
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL+1(678) 509-7569
CONFERENCE ID	58792044
WEBCAST:	http://edge.media-server.com/m/p/zgwy4k63

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EST on November 19, 2015 (12:59 p.m. Taiwan time, November 20, 2015) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 58792044. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax's website, where the webcast can be accessed through November 12, 2016.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,712 patents granted and 612 patents pending approval worldwide as of September 30, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2015	2014	2015

Net revenues	$ 165,582	$ 222,317	$ 169,185

Costs and expenses:
Cost of revenues	129,510	167,948	128,885
Research and development	27,907	28,377	22,640
General and administrative	5,158	6,515	4,275
Sales and marketing	5,468	6,921	4,511
Total costs and expenses	168,043	209,761	160,311

Operating income(loss)	(2,461)	12,556	8,874

Non operating income:
Interest income	116	167	204
Gains (losses) on sale of securities, net	32	(10)	1,712
Equity in income (losses) of equity method investees	(119)	14	(170)
Foreign exchange gains (losses), net	680	83	(382)
Interest expense	(152)	(139)	(107)
Other income, net	125	43	64
	682	158	1,321
Earnings (loss)before income taxes	(1,779)	12,714	10,195
Income tax expense	1,151	2,568	2,579
Net income (loss)	(2,930)	10,146	7,616
Net loss attributable to noncontrolling interests	598	1,001	1,216
Net income (loss) attributable to Himax stockholders	$ (2,332)	$ 11,147	$ 8,832

Basic earnings (loss) per ADS attributable to Himax stockholders	$ (0.014)	$ 0.065	$ 0.051
Diluted earnings (loss) per ADS attributable to Himax stockholders	$ (0.014)	$ 0.065	$ 0.051

Basic Weighted Average Outstanding ADS	171,615	170,927	171,608
Diluted Weighted Average Outstanding ADS	171,936	171,797	172,206

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2015	2014

Net Revenues:	$ 513,812	$ 613,363

Costs and expenses:
Cost of revenues	391,408	463,520
Research and development	71,847	69,051
General and administrative	13,926	15,291
Sales and marketing	14,570	15,412
Total costs and expenses	491,751	563,274

Operating income	22,061	50,089

Non operating income:
Interest income	522	503
Gains on sale of securities, net	1,834	10,497
Equity in losses of equity method investees	(339)	(56)
Foreign exchange gains (losses), net	(15)	318
Interest expense	(373)	(369)
Other income, net	203	127
	1,832	11,020
Earnings before income taxes	23,893	61,109
Income tax expense	7,646	12,344
Net income	16,247	48,765
Net loss attributable to noncontrolling interests	2,818	2,208
Net income attributable to Himax stockholders	$ 19,065	$ 50,973

Basic earnings per ADS attributable to Himax stockholders	$ 0.111	$ 0.298
Diluted earnings per ADS attributable to Himax stockholders	$ 0.111	$ 0.297

Basic Weighted Average Outstanding ADS	171,610	170,922
Diluted Weighted Average Outstanding ADS	171,891	171,818

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2015	2014	2015
Share-based compensation
Cost of revenues	$ 70	$ 85	$ 6
Research and development	3,505	6,842	312
General and administrative	530	1,456	133
Sales and marketing	823	1,649	83
Income tax benefit	(1,040)	(2,142)	(128)
Total	$ 3,888	$ 7,890	$ 406

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 220	$ 194	$ 194
Income tax benefit	(94)	(83)	(83)
Total	$ 126	$ 111	$ 111

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Nine Months Ended September 30,
	2015	2014
Share-based compensation
Cost of revenues	$ 83	$ 115
Research and development	4,129	7,298
General and administrative	795	1,556
Sales and marketing	990	1,763
Income tax benefit	(1,295)	(2,310)
Total	$ 4,702	$ 8,422

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 608	$ 656
Sales and marketing	--	96
Income tax benefit	(260)	(291)
Total	$ 348	$ 461

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	September 30, 2015	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$ 106,387	$ 161,256	$ 185,466
Restricted cash and cash equivalents	180,442	130,000	130,179
Investments in marketable securities available-for-sale	19,625	3,262	2,377
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	167,975	182,304	219,368
Inventories	177,694	189,572	166,105
Deferred income taxes	4,216	4,977	7,740
Prepaid expenses and other current assets	23,520	18,860	18,341
Total current assets	679,859	690,231	729,576
Investment securities	11,211	11,211	11,211
Equity method investments	3,392	3,516	102
Property, plant and equipment, net	55,700	54,235	57,271
Deferred income taxes	1,492	656	477
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,668	3,889	4,281
Other assets	2,142	2,304	1,938
	105,743	103,949	103,418
Total assets	$ 785,602	$ 794,180	$ 832,994
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debts	$ 180,000	$ 130,000	$ 130,000
Accounts payable	111,996	125,771	179,328
Income taxes payable	13,517	13,937	19,050
Deferred income taxes	34	35	35
Other accrued expenses and other current liabilities	35,781	79,119	26,992
Total current liabilities	341,328	348,862	355,405
Other liabilities	4,407	4,454	5,636
Total liabilities	345,735	353,316	361,041

Redeemable noncontrolling interest	3,656	3,656	3,656
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized;356,699,482 shares issued and 343,815,424 shares, 342,425,144 shares and 342,425,144 shares outstanding at September 30, 2015, June 30, 2015, and December 31, 2014, respectively	107,010	107,010	107,010
Additional paid-in capital	107,238	108,808	107,808
Treasury shares, at cost, 12,884,058 shares, 14,274,338 shares and 14,274,338 shares at September 30, 2015, June 30, 2015, and December 31, 2014, respectively	(9,157)	(10,144)	(10,144)
Accumulated other comprehensive loss	(723)	(258)	(316)
Unappropriated retained earnings	233,082	238,299	268,266
Himax stockholders' equity	437,450	443,715	472,624
Noncontrolling interests	(1,239)	(6,507)	(4,327)
Total equity	436,211	437,208	468,297
Total liabilities, redeemable noncontrolling interest and equity	$ 785,602	$ 794,180	$ 832,994

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2015	2014	2015

Cash flows from operating activities:
Net income(loss)	$ (2,930)	$ 10,146	$ 7,616
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,425	3,550	3,366
Share-based compensation expenses	472	695	534
Gain on disposals of property and equipment	(2)	---	---
Gain on disposals of investment securities	---	---	(1,682)
Losses (gains) on disposals of marketable securities, net	(32)	10	(30)
Equity in losses (gains) of equity method investees	119	(14)	170
Deferred income tax expense (benefit)	(85)	(300)	1,660
Inventories write downs	2,078	1,888	3,269
Changes in operating assets and liabilities:
Accounts receivable	14,181	(19,779)	10,422
Inventories	9,800	7,305	(6,698)
Prepaid expenses and other current assets	(5,533)	(2,295)	(1,967)
Accounts payable	(13,775)	20,083	(22,886)
Income taxes payable	(425)	1,344	(8,442)
Other accrued expenses and other current liabilities	6,850	219	950
Other liabilities	---	(3)	(51)
Net cash provided by (used in) operating activities	14,143	22,849	(13,769)

Cash flows from investing activities:
Purchases of property and equipment	(2,554)	(2,058)	(2,019)
Proceeds from disposal of property and equipment	2	1	6
Purchases of available-for-sale marketable securities	(33,328)	(5,023)	(8,799)
Proceeds from disposals of available-for-sale marketable securities	16,757	5,009	8,015
Purchases of equity method investment	---	---	(18)
Proceeds from disposals of investment securities	---	---	1,682
Pledges of restricted marketable securities	(131)	(195)	(93)
Repayments of refundable deposits, net	(204)	(86)	(87)
Net cash used in investing activities	(19,458)	(2,352)	(1,313)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2015	2014	2015
Cash flows from financing activities:
Excess tax benefits from share-based compensation	771	1,232	---
Proceeds from issuance of new shares by subsidiaries	1,466	---	---
Distribution of cash dividends	(51,364)	(46,042)	---
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	8	2	7
Purchases of subsidiary shares from noncontrolling interests	(305)	(902)	(44)
Pledge of restricted cash equivalents (for borrowing of short-term debt)	(50,000)	(32,000)	---
Proceeds from borrowing of short-term debts	130,000	195,000	50,000
Repayments of short-term debts	(80,000)	(163,000)	(50,000)
Net cash used in financing activities	(49,424)	(45,710)	(37)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(130)	(9)	13
Net decrease in cash and cash equivalents	(54,869)	(25,222)	(15,106)
Cash and cash equivalents at beginning of period	161,256	169,799	176,362
Cash and cash equivalents at end of period	$ 106,387	$144,577	$ 161,256

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 215	$ 139	$ 148
Income taxes	$ 2,479	$ 2,328	$ 9,576
Supplemental disclosures of non-cash investing and financing activities:
Dividend Payable	$ ---	$ ---	$ 51,364

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net income	$ 16,247	$ 48,765
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,757	10,689
Share-based compensation expenses	1,541	1,395
Gain on disposals of property and equipment	(2)	---
Gain on disposal of investment securities, net	(1,770)	(10,502)
Losses (gains) on disposal of marketable securities, net	(64)	5
Equity in losses of equity method investees	339	56
Deferred income tax expense	2,483	1,106
Inventories write downs	7,340	5,306
Changes in operating assets and liabilities:
Accounts receivable	51,239	(18,062)
Inventories	(18,929)	14,954
Prepaid expenses and other current assets	(6,910)	480
Accounts payable	(67,332)	4,663
Income taxes payable	(5,726)	(735)
Other accrued expenses and other current liabilities	7,581	(3,078)
Other liabilities	(131)	(3)
Net cash provided by (used in) operating activities	(3,337)	55,039

Cash flows from investing activities:
Purchases of property and equipment	(6,415)	(8,548)
Proceeds from disposal of property and equipment	8	1
Purchases of available-for-sale marketable securities	(46,553)	(17,514)
Proceeds from disposals of available-for-sale marketable securities	29,200	15,170
Purchases of equity method investment	(3,708)	---
Proceeds from disposals of equity method investment	179	---
Proceeds from disposals of investment securities	1,682	19,691
Pledges of restricted marketable securities	(227)	(190)
Repayments of refundable deposits, net	(317)	(206)
Net cash provided by (used in) investing activities	(26,151)	8,404

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2015	2014
Cash flows from financing activities:
Excess tax benefits from share-based compensation	771	1,232
Proceeds from issuance of new shares by subsidiaries	1,466	---
Distribution of cash dividends	(51,364)	(46,042)
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	83
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	18	20
Purchases of subsidiary shares from noncontrolling interests	(358)	(1,469)
Pledge of restricted cash equivalents (for borrowing of short-term debt)	(50,000)	(32,000)
Proceeds from borrowing of short-term debts	320,000	281,500
Repayment of short-term debts	(270,000)	(249,500)
Net cash used in financing activities	(49,467)	(46,176)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(124)	(10)
Net increase(decrease) in cash and cash equivalents	(79,079)	17,257
Cash and cash equivalents at beginning of period	185,466	127,320
Cash and cash equivalents at end of period	$ 106,387	$ 144,577

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 437	$ 369
Income taxes	$ 12,155	$ 13,227

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended September 30,		Three Months Ended June 30,
	2015	2014	2015
Revenues	$ 165,582	$ 222,317	$ 169,185

Gross profit	36,072	54,369	40,300
Add: Share-based compensation – Cost of revenues	70	85	6
Gross profit excluding share-based compensation	36,142	54,454	40,306
Gross margin excluding share-based compensation	21.8%	24.5%	23.8%

Operating income (loss)	(2,461)	12,556	8,874
Add: Share-based compensation	4,928	10,032	534
Operating income excluding share-based compensation	2,467	22,588	9,408
Add: Acquisition-related charges –Intangible assets amortization	220	194	194
Operating income excluding share-based compensation and acquisition-related charges	2,687	22,782	9,602
Operating margin excluding share-based compensation and acquisition-related charges	1.6%	10.2%	5.7%
Net income (loss) attributable to Himax stockholders	(2,332)	11,147	8,832
Add: Share-based compensation, net of tax	3,888	7,890	406
Add: Acquisition-related charges, net of tax	126	111	111
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	1,682	19,148	9,349
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	1.0%	8.6%	5.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income (loss) attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Nine Months Ended September 30,
	2015	2014
Revenues	$ 513,812	$ 613,363

Gross profit	122,404	149,843
Add: Share-based compensation – Cost of revenues	83	115
Gross profit excluding share-based compensation	122,487	149,958
Gross margin excluding share-based compensation	23.8%	24.4%

Operating income	22,061	50,089
Add: Share-based compensation	5,997	10,732
Operating income excluding share-based compensation	28,058	60,821
Add: Acquisition-related charges –Intangible assets amortization	608	752
Operating income excluding share-based compensation and acquisition-related charges	28,666	61,573
Operating margin excluding share-based compensation and acquisition-related charges	5.6%	10.0%
Net income attributable to Himax stockholders	19,065	50,973
Add: Share-based compensation, net of tax	4,702	8,422
Add: Acquisition-related charges, net of tax	348	461
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	24,115	59,856
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	4.7%	9.8%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended September 30,	Nine Months Ended September 30,
	2015	2015
Diluted GAAP earnings (loss) per ADS attributable to Himax stockholders	$(0.014)	$0.111
Add: Share-based compensation per ADS	$0.023	$0.027
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-GAAP earnings per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.010	$0.140

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext. 22513
         Fax: +886-2-2314-0877
         Email: nadiya_chen@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative

         John Mattio, Founder
         Lamnia International, LLC.
         Tel: +1 (203) 885 -1099
         Direct: +1 (203) 885 -1058
         Email: jmattio@lamniaintl.com
         www.lamniaintl.com